                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-07184
                                                                         -------

(Check One): [_] Form 10-K  [_] Form 11-K  [_] Form 20-F  [X] Form l0-Q
             [_] Form N-SAR

         For Period Ended:  March 31, 2003
                            ----------------------------------------------------

         [_] Transition Report on Form 10-K and Form 10-KSB

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q and Form 10-QSB

         [_] Transition Report on Form N-SAR

         For the Transition Period Ended:_________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:
 Not Applicable
-------------------------------------------------------------------------------

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:  B. F. Saul Real Estate Investment Trust
                          ----------------------------------------------------

Former name if applicable:____________________________________________________

Address of principal executive office (Street and number): 7501 Wisconsin
                                                           Avenue, Suite 1500
                                                           ------------------

City, state and zip code: Bethesda, Maryland 20814
                          ----------------------------------------------------

                                     PART II

                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will
   [X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     In late April 2003, after consultations with its independent accountants, the registrant determined that its automobile leases do not meet the requirements for direct finance lease classification under Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." As a result, the registrant determined that its historical financial results for the fiscal years ended September 30, 2002, 2001 and 2000 would need to be restated (the "Restatements") and that the change in accounting treatment would need to be reflected in its Form 10-Q for the fiscal quarter ended March 31, 2003 (the "Current Form 10-Q"). Through May 14, 2003, the registrant had been preparing a Form 10-K/A for the fiscal year ended September 30, 2002 and its Current Form 10-Q under the assumption that the Restatements were required.

     On May 14, 2003, the registrant's independent accountants informed the registrant that the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") was scheduled to meet on May 15, 2003 and discuss its position on lessors' application of certain provisions of SFAS No. 13. In addition, on May 14, 2003, the registrant was presented with a proposed SEC staff announcement regarding lessors' application of certain provisions of SFAS No. 13, a position which would avoid the need for restatements in situations similar but not identical to those of the registrant. On May 15, 2003, the EITF met and addressed its application of certain provisions of SFAS No. 13. However, the EITF did not provide additional guidance regarding the registrant's specific situation. The registrant has determined that it needs additional time to contact members of the Office of the Chief Accountant of the SEC and others to provide additional clarification on this issue.

     Because the registrant had been under the assumption through May 14, 2003, one day prior to the filing deadline for the Current Form 10-Q, that the Restatements were required and because the registrant cannot determine whether the

Restatements are actually required until it has further discussions with the Office of the Chief Accountant of the SEC and others, the registrant is unable to prepare all of the materials required in order to permit an accurate and complete filing of the registrant's Current Form 10-Q, on a timely basis, without unreasonable effort and expense. The registrant expects that it will file the Current Form 10-Q no later than May 20, 2003.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas H. McCormick, Shaw Pittman LLP                   (202) 663-8000
--------------------------------------------------------------------------------
                (Name)                           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [_] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     B. F. SAUL REAL ESTATE INVESTMENT TRUST
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2003                  By: /s/ STEPHEN R. HALPIN, JR.
      --------------------               ---------------------------------------
                                         Name:  Stephen R. Halpin, Jr.
                                         Title: Vice President and Chief
                                                Financial Officer